FORM U.S. SECURITIES AND EXCHANGE COMMISSION 4 Washington, D.C. 20549 OMB APPROVAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP OMB
Number:3235-0287 Expires:April 30, 1997 Filed pursuant to Section
16(a) of the Securities
Exchange Estimated average burdenhours per response0.5 Act of
 1934, Section 17(a) of the
Public Utility Holding Company Act of 1935 or Section 30(f) of the
 Investment Company Act
of 1990

? Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may
Continue. See Instructions 1(b)

1. Name and Address of 2. Issuer Name and Ticker or Trading Symbol6. Relationship of
Reporting Reporting Person Orbit International Corp.
(Nasdaq: "ORBT")Person to Issuer
(Check all applicable) X Director Sunshine Dennis X 10%
 Owner X Officer (give Other
(specify title below) below) President and Chief Executive Officer

(Last) 3. IRS 4. Statement for 7. Individual or Joint/Group
Filing (Check applicable line) (First)
Number of Month/Year X Form filed by (Middle)
Reporting Person (Voluntary)July 2002one
Reporting Person c/o Orbit International Corp.80 Cabot
 Court Form filed by more than one
Reporting Person (Street) 5. If Amendment, Date of Original
 (Month/Year) Hauppauge New
York 11788 (City) (State) (Zip)

TABLE I - NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR
BENEFICIALLY OWNED

1. Title of Security 2. Trans- action Date (Month/ Day/ Year)
3. Transaction Code4. Securities
5. Amount of Securities Beneficially Owned at End of 6. Owner- ship
Form: Direct 7. Nature
(Instr. 3) (Instr. 8)Acquired Month (D) or of Indirect
Beneficial Owner- (A) or Disposed of
(D)(Instr. 3, 4 and 5) Indirect (I) ship (Instr. 3 (Instr. 4) (Instr. 4) and 4)

Code (1) V Amount(A) or(D) (1) Price Common Stock,
$.10 par value07/01/02 S 2,000 (D)
$4.79 07/02/02 S 2,000 (D) $4.70 07/03/02 S 2,000
(D) $4.50 07/05/02 S 2,000 (D) $4.49
07/08/02 S 2,000 (D) $4.49 FORM 4 (CONTINUED)
07/09/02 S 2,000 (D) $4.78
07/10/02 S 2,000 (D) $4.77 07/11/02 S 2,000
(D) $4.67 07/12/02 S 2,000 (D) $4.55
07/15/02 S 2,000 (D) $4.29 07/16/02 S 2,000
(D) $4.06 07/17/02 S 2,000 (D) $4.36
07/18/02 S 2,000 (D) $4.54 07/19/02 S 1,500
 (D) $4.00 07/29/02 S 2,000 (D) $4.04
07/30/02 S 2,000 (D) $4.10 07/31/02 S 500
(D) $4.14 91,841 (D) 231,538 (I) By spouse
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. FORM 4 (CONTINUED) TABLE II - DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED (E.G., PUTS, CALLS, WARRANTS,
OPTIONS, CONVERTIBLE SECURITIES)
1. Title of 2. 3. Trans-action4. Transac-tion5. 6. Date
7. Title and 8. Priceof9. Numberof
DerivativeSecuritiesBeneficiallyOwned10. Owner-ship
Derivative Security Conversion
orExercisePrice ofDerivativeSecurityDateCodeNumber ofExercisable andExpiration Date(Month/Day/Amount of at End Form 11. Na-tureof In-direct
Bene-ficialOwn-ership (Instr.
3) (Month/ Day/(Instr.8) Year) Derivative Securityof of(Instr. Year) Derivative SecuritiesAcquired Underlying Securities (Instr. (Instr. 5)
Month DerivativeSecurity: 4) (A) or 3
and 4) Direct (D) or Disposed (Instr. 4) of (D) Indirect (I) Instr.
(Instr. 4) 3, 4, and 5)

Date Exer-Expira-tion Title cisable Date Amount or Number ofShares

CodeV (A) (D)
Explanation of Responses: (1) In July 2002, Dennis Sunshine
sold an aggregate of 32,000
shares of Common Stock of the Issuer pursuant to the Rule
10b5-1 Trading Plan, dated April
26, 2002 between Dennis Sunshine and UBS PaineWebber
Incorporated. ** Intentional
misstatements or omissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001
and 15 U.S.C. 78ff(a). /s/ Dennis Sunshine August 5 , 2002
 Signature Date Note: File three
copies of this Form, one of which must be manually signed.
 If space provided is insufficient, see
Instruction 6 for procedure. S:\dlb\Orbit Int. Corp\Form 4\Form 4
(July) - Sunshine - sale of
34,000.doc